UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-11521

Systems & Computer Technology Corporation

(Exact name of registrant as specified in its charter)

Great Valley Corporate Center
4 Country View Road
Malvern, Pennsylvania 19355
(610) 647-5930

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $.01 Per Share
Preference Stock Purchase Rights
5% Convertible Subordinated Debentures Due 2004

(Titles of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an “X” in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:     1

Pursuant to the requirements of the Securities Exchange Act of 1934, Systems & Computer Technology Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 12, 2004	Systems & Computer Technology Corporation

By: /s/ Michael D. Chamberlain
Name: Michael D. Chamberlain
Title: President and Chief Executive Officer